EXHIBIT 11

ESTERLINE TECHNOLOGIES CORPORATION
Computation of Basic and Diluted Earnings Per Common Share
For the Three Months Ended January 31, 2000 and 1999
(Unaudited)
(In thousands, except per share amounts)

	Three Months Ended January 31,
	2000	1999
Basic
Net Earnings	$ 4,826	$ 5,057
Weighted Average Number of Common Shares Outstanding	17,350	17,327
Net Earnings per Common Share - Basic	$ .28	$ .29
Diluted
Net Earnings	$ 4,826	$ 5,057
Weighted Average Number of Common Shares Outstanding Net Shares Assumed to be Issued for Stock Options	17,350 204	17,327 414
Weighted Average Number of Common Shares and Common Equivalent Shares Outstanding	17,554	17,741
Net Earnings per Common Share - Diluted	$ .27	$ .29